SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                               Schedule 13D

                 Under the Securities Exchange Act of 1934
                             (Amendment No. )*

                    Youth Services International, Inc.
                             (Name of Issuer)

                  Common Stock, Par Value $.01 Per Share
                      (Title of Class of Securities)

                                 987816105
                              (Cusip Number)

                              David C. Haley
                           HBK Investments L.P.
                        777 Main Street, Suite 2750
                         Fort Worth, Texas  76102
                              (817) 870-6100
               (Name, Address and Telephone Number of Person
             Authorized to Receive Notices and Communications)

                               May 20, 1997
          (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
1.  Name of Reporting Person:

    HBK Investments L.P.

2.  Check the Appropriate Box if a Member of a Group:
                                                       (a) /   /

                                                       (b) / X /

3.  SEC Use Only


4.  Source of Funds: WC and OO (See Item 3) (1)

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

                                                           /   /
6.  Citizenship or Place of Organization: Delaware


              7.   Sole Voting Power: -0-
Number of
Shares
Beneficially  8.   Shared Voting Power: -0-
Owned By
Each
Reporting     9.   Sole Dispositive Power: -0-
Person
With
              10.  Shared Dispositive Power: -0-

11. Aggregate Amount Beneficially Owned by Each Reporting Person:

    666,979 (1)(2)(3)(4)(5)

12. Check Box if the Aggregate Amount in Row (11) Excludes Certain
    Shares:
                                                           /   /

13. Percent of Class Represented by Amount in Row (11): 6.3% (6)

14. Type of Reporting Person: PN

--------------------------

(1) Includes $1,635,000 principal amount of the Issuer's 7% Convertible Debentures due 2006 purchased by HBK Offshore Fund Ltd. HBK Investments L.P. has sole voting and dispositive power over these securities pursuant to an Investment Management Agreement with HBK Offshore Fund Ltd. Accordingly, HBK Offshore Fund Ltd. has no beneficial ownership of such securities.

(2) Includes $4,022,500 principal amount of the Issuer's 7% Convertible Debentures due 2006 purchased by HBK Finance L.P. HBK Investments L.P. has shared voting and dispositive power over these securities pursuant to an Amended and Restated Management Agreement.

(3) Includes $2,522,500 principal amount of the Issuer's 7% Convertible Debentures due 2006 purchased by HBK Securities Ltd. HBK Investments L.P. has sole voting and dispositive power over these securities pursuant to an Investment Management Agreement with HBK Securities Ltd. Accordingly, HBK Securities Ltd. has no beneficial ownership of such securities.

(4) Includes $135,000 principal amount of the Issuer's 7% Convertible Debentures due 2006 purchased by HBK Main Street Investments L.P. HBK Investments L.P. has shared voting and dispositive power over these securities pursuant to an Amended and Restated Management Agreement.

(5) Assumes conversion of $8,315,000 principal amount of the Issuer's 7% Convertible Debentures due 2006 into 666,979 shares of Common Stock.

(6) Assumes, pursuant to Rule 13d-3(d)(1)(i) under the Act, that there are 10,639,535 shares of Common Stock outstanding, which number includes shares of Common Stock that may be acquired by the Reporting Person upon conversion of the Issuer's 7% Convertible Debentures due 2006.

1.  Name of Reporting Person:

    HBK Finance L.P.

2.  Check the Appropriate Box if a Member of a Group:
                                                       (a) /   /

                                                       (b) / X /

3.  SEC Use Only


4.  Source of Funds: WC and OO (See Item 3)

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                           /   /

6.  Citizenship or Place of Organization: Delaware


              7.   Sole Voting Power: -0-
Number of
Shares
Beneficially  8.   Shared Voting Power:  -0-
Owned By
Each
Reporting     9.   Sole Dispositive Power: -0-
Person
With
              10.  Shared Dispositive Power: -0-

11. Aggregate Amount Beneficially Owned by Each Reporting Person:

    322,661 (1)

12. Check Box if the Aggregate Amount in Row (11) Excludes Certain
    Shares:
                                                           /   /

13. Percent of Class Represented by Amount in Row (11): 3.1% (2)

14. Type of Reporting Person: PN, BD

--------------------------

(1) Assumes conversion of $4,022,500 principal amount of the Issuer's 7% Convertible Debentures due 2006 into 322,661 shares of Common Stock.

(2) Assumes, pursuant to Rule 13d-3(d)(1)(i) under the Act, that there are 10,295,217 shares of Common Stock outstanding, which number includes shares of Common Stock that may be acquired by the Reporting Persons upon conversion of the Issuer's 7% Convertible Debentures due 2006.
1.  Name of Reporting Person:

    HBK Main Street Investments L.P.

2.  Check the Appropriate Box if a Member of a Group:
                                                       (a) /   /

                                                       (b) / X /

3.  SEC Use Only


4.  Source of Funds: WC and OO (See Item 3)

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                           /   /

6.  Citizenship or Place of Organization: Delaware


              7.   Sole Voting Power: -0-
Number of
Shares
Beneficially  8.   Shared Voting Power:  -0-
Owned By
Each
Reporting     9.   Sole Dispositive Power: -0-
Person
With
              10.  Shared Dispositive Power: -0-

11. Aggregate Amount Beneficially Owned by Each Reporting Person:

    10,829 (1)

12. Check Box if the Aggregate Amount in Row (11) Excludes Certain
    Shares:
                                                           /   /

13. Percent of Class Represented by Amount in Row (11): 0.1% (2)

14. Type of Reporting Person: PN

--------------------------

(1) Assumes conversion of $135,000 principal amount of the Issuer's 7% Convertible Debentures due 2006 into 10,829 shares of Common Stock.

(2) Assumes, pursuant to Rule 13d-3(d)(1)(i) under the Act, that there are 9,983,385 shares of Common Stock outstanding, which number includes shares of Common Stock that may be acquired by the Reporting Persons upon conversion of the Issuer's 7% Convertible Debentures due 2006.

ITEM 1.  SECURITY AND ISSUER.

    This statement relates to the shares of Common Stock, par value $.01 per share (the "Common Stock"), of Youth Services International, Inc. (the "Issuer"). The principal executive offices of the Issuer are located at 2 Park Center Court, Suite 200, Owings Mills, Maryland 21117.

ITEM 2.  IDENTITY AND BACKGROUND.

    (a)  Pursuant to Rules 13d-1(f)(1)-(2) of Regulation 13D-G of the
General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), this Schedule 13D Statement is hereby filed by HBK Investments L.P., a Delaware limited partnership ("Investments"), HBK Finance L.P., a Delaware limited partnership ("Finance") and HBK Main Street Investments, L.P., a Delaware limited partnership ("Main Street") (collectively, the "Reporting Persons"). The Reporting Persons are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Act, although neither the fact of this filing nor anything contained herein shall be deemed an admission by the Reporting Persons that a group exists. Additionally, pursuant to Instruction C to Schedule 13D, information is included herein with respect to the following persons (collectively, the "Controlling Persons"): HBK Partners II L.P., a Delaware limited partnership ("Partners II"), HBK Fund L.P., a Delaware limited partnership ("Fund"), HBK Capital L.P., a Delaware limited partnership ("Capital"), HBK Partners I L.P., a Delaware limited partnership ("Partners I"), HBK Management L.L.C., a Delaware limited liability company ("Management"), and each of the following individuals who may control Management (collectively, the "Managers"): Harlan B. Korenvaes, Kenneth M. Hirsh, Laurence H. Lebowitz, William E. Rose, and Richard L. Booth, Jr. The Reporting Persons and the Controlling Persons are sometimes hereinafter collectively referred to as the "Item 2 Persons."

    (b)-(c)

    Reporting Persons

    Investments is a Delaware limited partnership, the principal business of which is acting as an investment manager to two investment funds. The principal address of Investments, which also serves as its principal office, is 777 Main Street, Suite 2750, Fort Worth, Texas 76102.

    Finance is a Delaware limited partnership, the principal business of which is acting as a registered broker dealer. The principal address of Finance, which also serves as its principal office, is 777 Main Street, Suite 2750, Fort Worth, Texas 76102.

    Main Street is a Delaware limited partnership, the principal business of which is purchase, sale, exchange, acquisition and holding of investment securities. The principal address of Finance, which also serves as its principal office, is 777 Main Street, Suite 2750, Fort Worth, Texas
76102.

    Controlling Persons

    Pursuant to Instruction C to Schedule 13D of the Act, information with respect to the Controlling Persons is set forth below. The principal address of each Controlling Person, which also serves as its principal office, is 777 Main Street, Suite 2750, Fort Worth, Texas 76102.

    Partners II is a Delaware limited partnership, the principal business of which is serving as the general partner of Investments.

    Management is a Delaware limited liability company, the principal business of which is serving as the general partner of Partners II and Partners I.

    Fund is a Delaware limited partnership, the principal business of which is serving as the general partner of Finance, Main Street and another limited partnership.

    Capital is a Delaware limited partnership, the principal business of which is serving as the general partner of Fund.

    Partners I is a Delaware limited partnership, the principal business of which is serving as the general partner of Capital.

    Managers

    The principal occupation of each of the Managers is serving as an officer of Investments. The business address of each of the Managers is 777 Main Street, Suite 2750, Fort Worth, Texas 76102.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

    The source and amount of the funds used by each of the Reporting Persons to purchase the Issuer's 7% Convertible Debentures due 2006 (the "Debentures") are set forth below.

    REPORTING PERSON    SOURCE OF FUNDS          AMOUNT OF FUNDS

    Investments         Working Capital
                        and Other (1)(2)         $ 4,892,701

    Finance             Working Capital
                        and Other (1)            $ 5,132,738

    Main Street         Working Capital
                        and Other (1)            $   175,460

    (1) As used herein the term "Working Capital" includes income from the business operations of the entity plus sums borrowed from, among other sources, banks and brokerage firm margin accounts, to operate such business in general. Portions of the funds reported herein were obtained from Bear, Stearns & Co. Inc., Prime Dealer Services, Inc., Goldman Sachs & Co. Incorporated and Morgan Stanley International, Ltd. as margin loans to acquire the shares of Common Stock and shares of Preferred Stock, and the remainder was obtained from Working Capital.

    (2) $1,635,000 principal amount of the Debentures were purchased by HBK Offshore Fund Ltd. and $2,522,500 principal amount of the Debentures were purchased by HBK Securities Ltd. Neither HBK Offshore Fund Ltd. nor HBK Securities Ltd. have beneficial ownership of such Debentures.

ITEM 4.  PURPOSE OF TRANSACTION.

    The Item 2 Persons acquired the Debentures in the ordinary course of business for investment purposes. None of the Item 2 Persons have any plans or proposals which relate to or would result in any of the actions or transactions specified in clauses (a) through (j) of Item 4 of Schedule 13D under the Act. Each of the Item 2 Persons reserves the right to acquire or dispose of shares of Common Stock or Debentures, or to formulate other purposes, plans or proposals regarding the Issuer or the Common Stock or the Debentures held by each such Item 2 Person to the extent deemed advisable in light of general investment policies, market conditions and other factors.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

    (a)

    Reporting Persons

    Pursuant to an Investment Management Agreement with HBK Offshore
Fund Ltd., an Investment Management Agreement with HBK Securities Ltd. and an Amended and Restated Management Agreement with Fund and Capital, the aggregate number of shares of the Common Stock that Investments beneficially owns, pursuant to Rule 13d-3 under the Act, is 666,979, which constitutes approximately 6.3% of the 10,639,535 shares of the Common Stock deemed outstanding pursuant to Rule 13d-3(d)(1)(i).

    The aggregate number of shares of the Common Stock that Finance owns beneficially, pursuant to Rule 13d-3 under the Act, is 322,661, which constitutes approximately 3.1% of the 10,295,217 shares of the Common Stock deemed outstanding pursuant to Rule 13d-3(d)(1)(i).

    The aggregate number of shares of the Common Stock that Main Street owns beneficially, pursuant to Rule 13d-3 under the Act, is 10,829, which constitutes approximately 0.1% of the 9,983,385 shares of the Common Stock deemed outstanding pursuant to Rule 13d-3(d)(1)(i).

    Controlling Persons

    Because of its position as the sole general partner of Investments, Partners II may, pursuant to Rule 13d-3 under the Act, be deemed to be the beneficial owner of 666,979 shares of the Common Stock, which constitutes approximately 6.3% of the 10,639,535 shares of the Common Stock deemed outstanding pursuant to Rule 13d-3(d)(1)(i).

    Each of (1) Fund, as sole general partner of each of Finance and Main Street, (2) Capital, as sole general partner of Fund, and (3) Partners I, as sole general partner of Capital, may, pursuant to Rule 13d-3 under the Act, be deemed to be the beneficial owner of 333,490 shares of the Common Stock, which constitutes approximately 3.2% of the 10,306,046 shares of the Common Stock deemed outstanding pursuant to Rule 13d-3(d)(1)(i).

    Each of (1) Management, as sole general partner of Partners I and Partners II, and (2) the Managers, as controlling persons of Management, may, pursuant to Rule 13d-3 under the Act, be deemed to be the beneficial owner of an aggregate of 666,979 shares of the Common Stock, which constitutes approximately 6.3% of the 10,639,535 shares of the Common Stock deemed outstanding pursuant to Rule 13d-3(d)(1)(i).

    To the best of the knowledge of each of the Reporting Persons, other than as set forth above, none of the persons named in Item 2 herein is the beneficial owner of any shares of the Stock.

    (b)

    None of the Item 2 Persons has any power to vote or to direct the vote or to dispose or to direct the disposition of any shares of the Common Stock.

    (c)

    During the past 60 days, the Reporting Persons have purchased (P) and sold (S) Debentures in over-the-counter transactions on Nasdaq, as follows:

                                  FACE AMOUNT         PRICE PER $100
ITEM 2 PERSON      DATE           OF DEBENTURES        FACE AMOUNT


Investments (1)    03/27/97       $   370,000 (P)     $ 1.41
Investments (1)    03/27/97            30,000 (P)       1.41
Investments (1)    04/09/97           300,000 (P)       1.28
Finance            04/09/97           300,000 (P)       1.28
Investments (1)    04/17/97           150,000 (P)       1.22
Finance            04/17/97           150,000 (P)       1.22
Investments (1)    05/15/97         1,635,000 (S)       1.10
Investments (2)    05/15/97         1,635,000 (P)       1.10
Investments (1)    05/16/97           242,500 (P)       1.15
Finance            05/16/97           182,500 (P)       1.15
Investments (1)    05/20/97           700,000 (P)       1.15
Finance            05/20/97           700,000 (P)       1.15
Investments (1)    05/21/97           500,000 (P)       1.16
Finance            05/21/97           500,000 (P)       1.16
Investments (1)    05/27/97            95,000 (P)       1.16
Finance            05/27/97            95,000 (P)       1.16

------------
(1) The Debentures were purchased by HBK Securities Ltd., which has no beneficial ownership of such Debentures pursuant to an Investment Management Agreement with Investments.

(2) The Debentures were purchased by HBK Offshore Fund Ltd., which has no beneficial ownership of such Debentures pursuant to an Investment Management Agreement with Investments.

    (d)

    Not applicable.

    (e)

    Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

    Except as set forth herein or in the Exhibits filed herewith, there are no contracts, arrangements, understandings or relationships with respect to shares of the Common Stock or the Debentures owned by the Item 2 Persons.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

    Exhibit 99.1 -- Agreement pursuant to Rule 13d-1(f)(1)(iii), filed herewith.

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

    DATED:     May 29, 1997



                             HBK INVESTMENTS L.P.


                             By: /s/ William E. Rose
                                    William E. Rose (1)



                             HBK FINANCE L.P.


                             By: /s/ William E. Rose
                                    William E. Rose (2)



                             HBK MAIN STREET INVESTMENTS L.P.


                             By: /s/ William E. Rose
                                    William E. Rose (3)


(1) An Authorization Certificate authorizing William E. Rose to act on behalf of HBK Investments L.P. previously has been filed with the Securities and Exchange Commission.

(2) An Authorization Certificate authorizing William E. Rose to act on behalf of HBK Finance L.P. previously has been filed with the Securities and Exchange Commission.

(3) An Authorization Certificate authorizing William E. Rose to act on behalf of HBK Main Street Investments L.P. previously has been filed with the Securities and Exchange Commission.

                               EXHIBIT INDEX

EXHIBIT            DESCRIPTION

99.1          Agreement pursuant to Rule 13d-1(f)(1)(iii), filed herewith.